The India Fund, Inc.
Results of Annual Meeting of Stockholders

The Fund held its Annual Meeting of Stockholders on April 28, 2004. At the meeting, stockholders elected each of the nominees proposed for election to the Fund's Board of Directors. The following table provides information concerning the matters voted on at the meeting:

I.	Election of Directors

                                    VOTES      NON-VOTING     TOTAL
NOMINEE               VOTES FOR    WITHHELD      SHARES   VOTING SHARES

Lawrence K. Becker    16,222,267	137,841	6,942,720	23,302,828
J. Marc Hardy         16,230,797	129,311	6,942,720	23,302,828
Stephane R.F. Henry   16,231,583	128,525	6,942,720	23,302,828
Bryan McKigney        16,237,881	122,227	6,942,720	23,302,828

At June 30, 2004, in addition to Lawrence K. Becker, J. Marc Hardy, Stephane R.F. Henry and Bryan McKigney, the other directors of the Fund were as follows:

	Leslie H. Gelb
	Luis F. Rubio
	Jeswald W. Salacuse